Issuer Free Writing Prospectus dated January 13, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated December 31, 2024 SEC Registration No. 333 - 282996

Skycorp Solar Group Limited Proposed Nasdaq Symbol: PN January 2025 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Free Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Skycorp Solar Group Limited (“we,”“us,” “our," or the“Company") and should be read together with the preliminary prospectus that was inlcuded in Amendment No.2 to the registration statement on Form F - 1 (File No. 333 - 282996) (the "Registration Statement") that we filed with the U.S. Securities and Exchange Commission (the “SEC") on December 31, 2024, for the offering to which this presentation relates and may be accessed through the following web link: https:// www.sec.gov/Archives/edgar/data/2001288/000121390024114229/ea0207046 - 10.htm The Registration Statement highlights basic information about the Company and the offering to which this presentation relates . Because it is summary, it does not containing all the information that you should consider before investing in our Ordinary Shares. The Company has filed the Registration Statement (including a preliminary prospectus) with the SEC for the proposed offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the proposed offering . You may get these documents for free by visiting EDGAR on the SEC website at https : // www . sec . gov . Alternatively, we or any selling agent participating in the offering will arrange to send you the prospectus if you contact C athay Securities, Inc. by email at: service@cathaysecurities.com , or contact Skycorp Solar Group Limited via email: ir@skycorpgroup.com . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with us or our affiliates. The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Forward - Looking Statement This presentation contains forward - looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses ,projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward - looking statements. Forward - looking statements are often, but not always, identified by the use of words such as "aim," “anticipate," “believe,” “estimate," "expect," “going forward," “intend," “may," “plan," “potential," “predict," “propose," “seek," “should," “will," "would," and similar expressions or their negative. Forward - looking statements should not read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which such performance or results will be achieved. Forward - looking statements are based on management's belief, based on currently available information. as to the outcome and timing of future events. These statements involve estimates, assumptions. known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward - looking statements. When evaluating forward - looking statements, you should consider the risk factors and other cautionary statements described in the section titled "Risk Factors . " We believe the expectations reflected in the forward - looking statements contained in this presentation are reasonable, but no assurance can be given that these should not be unduly relied upon . Important factors that could cause actual results or events to differ materially from those expressed in forward - looking statements include, but are not limited to: our business and operating strategies and plans of operation; the amount and nature of , and potential for, future development ofour business; our Company’s dividend distribution plans; the regulatory environment as well as the general industry outlook for the industry in which we operate; future developments in the industry in which we operate; and the trend of the economy of the world in general. These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward - looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward - looking statements. Our future results will depend upon various other risks and uncertainties, including those described in the section titled "Risk Factors” in the Registration Statement. All forward - looking statements attributable to us in their entirety by this cautionary statements. Forward - looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward - looking statements after the date on which any such statement is made, whether as a result of new information future events or otherwise. Note : See offering documents for further risks and disclosures . There is no guarantee that any specific outcome will be achieved . Investments may be speculative, illiquid and there is a risk of loss .

Preliminary Offering Summary Skycorp Solar Group Limited Issuer Ordinary Shares, par value $0.0001 Securities Initial Public Offering Offering Type Nasdaq Capital Market: PN Proposed Listing/ Proposed Symbol 2,000,000 Ordinary Shares (or 2,300,000 Ordinary Shares if the Representative exercise its over - allotment option in full). Ordinary Shares Offered 25,000,000 Ordinary Shares Ordinary Shares Outstanding prior to Completion of This Offering 27,000,000 Ordinary Shares, assuming no exercise of the Representative’s over - allotment option. 27,300,000 Ordinary Shares, assuming full exercise of the Representative’s over - allotment option. Ordinary Shares Outstanding Immediately After This Offering Between US$4.00 to US$5.00 per Ordinary Share Offering Price Approximitely $5.9 million (assuming the initial offering price of $4.00 per Ordinary Share and no exercise of the Representative’s over - allotment option) Net Proceeds 30% for expanding our product lines and services 30% for strengthening our research and development capabilities 20% for improving brand recognition through multi - channel marketing 20% for working capital and general corporate matters Use of Proceeds 6 months for directors, officers and more than 5% (not including 5%) shareholders from the effective date of the Registration Statement Lock - up Period Cathay Securities, Inc. Underwriter Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Skycorp Solar Group Limited Offering Summary ........................................04 Corporate Structure and Overview ..............06 Investment Hightlights ..................................08 Industry Insights ...........................................12 Operating Results .........................................14 Corporate Strategies.....................................16 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Corporate Structure Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Company Overview 03 Products and services Solar PV Products Solar cables Solar connectors Hybrid energy storage system HPC Servers and accessories 01 About Us We mainly engaged in the manufacture and sale of solar products and selling GPU & HPC servers, through our operating subsidiaries, Ningbo Skycorp and its subsidiaries, in China 02 Mission To become a green energy solutions provider to make our planet greener and energy cost lower by delivering environment - friendly solar PV products 04 Recognized Revenue Approx. US$49.86 million for the year ended September 30, 2024 Approx. US$50.82 million for the year ended September 30, 2023 05 Core Market for the Year Ended September 30, 2024 80% revenue from Mainland China 9% revenue from Asia other than mainland China 11% revenue from Others Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

The company has 13 years of experience manufacturing solar PV products. We believe we can control critical manufacturing and sourcing processes and product quality and minimize the required capital expenditures. Rich Experience in Manufacturing 01 We own 47 patents regarding solar PV products and apply them in manufacturing and product offerings. Accumulating Intellectual Property 02 As of September 30, 2024, we had an aggregate of more than 7,670 customers in our customer database who had used or tried our solar PV products and HPC servers. Various Online and Offline Marketing 03 Resources We believe we have established and maintained stable and reliable supply chain cooperation relationships with over 3,300 quality end customers. Excellent Customer 04 We have 102 full - time employees and 11 contract employees. We offer a competitive compensation package and a dynamic work environment that encourages performance - based initiative. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Professional Teams 05 Investment Highlights

Investment Highlights

Skycorp
excellence at work

Core products introduction

Type	Revenue	Products	Strength	Main Application Scenarios
Solar PV Products	*$46,486,751, accounting for 93.23% of the total revenues, and $36,675,752, accounting for 72.17% of the total revenues, during the fiscal years ended September 30, 2024 and 2023, respectively*	*Solar Cables* 	*low smoke halogen-free cross-linked polyethylene insulated, polyethylene sheathed cables*	*widely used in high-rise buildings, hospitals, large-sized libraries, gymnasiums, disaster prevention commands, dispatch buildings, stations, civil airfields, passenger waiting rooms, cultural relics, subways, underground shops, or crowded public concourses*
		Solar Connectors 	*high current and high voltage load capacity; lower contact resistance; waterproof and dustproof; easy installation; high and low-temperature resistance; fire and corrosion resistance; and UV resistance.*	*primarily used in solar power applications to connect solar panels together in arrays*
		Hybrid Energy Storage System 	*high efficiency, long lifespan, and high safety, and effectively balancing household electricity loads, optimize solar power generation efficiency, providing backup power protection during power outages; an intelligent networking function*	*to provide homes with cleaner, more reliable, and more economical energy solutions*

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Main Application Scenarios Strength Products Revenue Type the convergence of simulation, data analytics, and artificial intelligence data processing GPU servers help reduce the workload of the CPU of a system by separating tasks by reducing graphic processing for CPUs; HPC/AI servers HPC/AI servers use “CPU+GPU/FPGA/ASIC” chips platform to compute, efficiency is highly improved under such chip platform GPU servers HPC/AI servers $3,377,296, accounting for 6.77% of the revenues, and $14,139,923, which accounted for 27.71% of the revenues, during the fiscal years ended September 30, 2024 and 2023, respectively HPC Servers 20FT mobile data center HPC Server Accessories Power Supply Unit Server Fan Control board Investment Highlights Core products introduction Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Competitive Strengths Experienced and visionary management team Offering comprehensive experience to our customers Comprehensive and efficient production management system ensures quality and efficiency Advanced technologies provide us with a competitive advantage in the solar cable market Valuable brand and long - term and stable relations with customers Robust quality control and technology innovation ensure our competitive edges and premium products 1 2 3 4 5 6 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Investment Highlights

Industry Insight Overview and Opportunity of the Solar PV Energy Industry The Solar PV market size is estimated at 1 . 76 thousand gigawatt in 2024 , and is expected to reach 6 . 09 thousand gigawatt by 2029 , growing at a from 2024 to 2029 (see figure right) according to the Solar Photovoltaic Market Size & Share Analysis — Growth Trends & Forecasts ( 2024 – 2029 ) published by Mordor Intelligence Solar will continue to capture than any other power generation technology and . Solar generated 1,631 Tera Watt Hour(s) (TWh) in 2023, up 23% from the 1,324 TWh it generated in 2022 (see figure right) according to SolarPower Europe (2024) Factors such as upcoming solar PV projects, supportive government policies, declining prices of solar panels and installation costs, and increasing adoption of solar PV systems are expected to support the growth of the global solar energy market from 2024 to 2029. According to the Solar Photovoltaic Market Size & Share Analysis — Growth Trends & Forecasts (2024 – 2029) Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Industry Insight Overview and Opportunity of the HPC Server Industry The HPC market is valued at $ 54 . 32 billion in 2023 and is expected to grow at a from 2024 to 2029 to become $ 96 . 79 billion in 2029 . Increasing adoption of HPC in the cloud and the emerging need to process large amounts of data efficiently and quickly drive market growth (see figure right) . according to the High Performance Computing (HPC) Market Report published by Mordor Intelligence Total HPC server revenues by 2026 were forecast to amount to of which the supercomputer segment would generate over $10 billion in revenue, whilst revenues from the departmental segment would generate $4.88 billion in the same year (see figure right) according to the statistic published on Statista.com The imperative nature of servers in HPC clusters is expected to drive segmental growth . In addition to servers, the component segment also includes storage, network equipment, software, services, and cloud . By 2030 , North America is expected to account for a larger revenue share than other regional market and Asia - Pacific is expected to register a significantly robust revenue growth rate according to Emergen Report Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Operating Results


Fiscal Years Ended September 30, 2024 and 2023
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2023
2024


For the Fiscal Year Ended September 30, 2023
Solar PV products
HPC Products
28%
72%


For the Fiscal Year Ended September 30, 2024
Solar PV Products
HPC Products
7%
93%

Fiscal Years Ended September 30,	2023 (Audited)	2024 (Audited)
Revenues	50,815,675	49,864,047
Cost of revenues	42,193,756	43,329,908
Gross profit	8,621,919	6,534,139
Gross margin	16.97%	13.10%
Net income	1,807,728	1,165,819

Fiscal Years Ended September 30,	2023 Solar PV products sales (Audited)	2023 HPC sales (Audited)	2024 Solar PV products sales (Audited)	2024 HPC sales (Audited)
Revenues	36,675,752	14,139,923	46,486,751	3,377,296
Cost of revenues	30,711,003	11,482,753	40,335,095	2,994,813
Gross profit	5,964,749	2,657,17	6,151,656	382,483
Gross margin	16.26%	18.79%	13.23%	11.33%

Note: the above tables set forth a summary of our consolidated statements of operations and comprehensive income for the fiscal years ended September 30, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Experienced Leadership Hightlights of Biography Mr. Weiqi Huang Founder, CEO, Chairman & Director Mr. Xufeng Lu CTO Responsible for overall operations, strategic planning, product innovation, team leadership, and the development of strategic partnerships . Entered the renewable energy industry in 2010 at Eoplly New Energy Technology Co., Ltd., where he oversaw and directed the sales team to achieve targets, formulated sales strategies based on market analysis and collaborated with internal teams to ensure efficient delivery and post - sales service, optimizing customer satisfaction and loyalty. Master’s degree in Information Management in June 2009 and master’s degree in Management Leadership in June 2010 from Lund University in Sweden Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Served as CTO of Zhejiang Pntech since June 2019, responsible for PV business unit operations, setting strategic goals, overseeing marketing, product development and sales, and customer relationships. From April 2011 to June 2019, Mr. Lu was the Director of the Production Department at Ningbo Pntech, where he was responsible for developing production plans, managing the production team, and coordinating with suppliers of raw materials. Master’s degree in Executive Master of Business Administration from Fudan University in April 2017

Mr. Zhen Meng Independent Director Nominee More than 10 years of corporate strategy development and management Served as the Chief Strategic Officer at Ningbo Gerui Digital Technology Co., Ltd. Since January 2023 Bachelor’s degree in economics from York University in June 2010 and master’s in business administration from the University of Canberra in October 2015 Ms. Mengying Wang 9 years experience in capital markets, strategy development and management Served as Chairman’s executive assistant at Hangzhou Canaan Creative Co., Ltd. from August 2014 to June 2020 Bachelor’s degree in financial management from Zhejiang Gongshang University in June 2014 Independent Director Nominees Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Hightlights of Biography Mr. Baosong Li Independent Director Nominee Independent Director Nominee Served as Executive Partner at Nanjing Baichengxingzhe Accounting Firm since 2020 From October 2018 to August 2020, he worked at Nanjing Huashengxinwei Accounting Firm, where he led various audit, certification, financial, and tax consulting projects. A holder of certificates of Certified Public Account, Certified Tax Agent, and Senior Accountant

enhance our brand recognition by improving after - sale services, referral programs, and media promotion 1 Invest in business expansion The company’s subsidiaries plan to introduce two new product lines and innovate within these lines 2 Increase efficiency by development of technologies focus on the finalization of the development of the solar energy storage systems focus on developing our key technologies and innovations in - house 3 Continue to enhance our customized products and brand recognition further create customized products by combining customers’ various needs with our sale of solar PV products and HPC servers 4 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Refine talent development processes for increasing team competitiveness incentivize staff development by providing positive work environments and attracting employees with innovation, technical expertise, marketing know - how, and wide - ranging management skills Improve efficiency and team cohesion through ongoing targeted training and workplace positivity Corporate Strategies

Underwriter: Cathay Securities, Inc. Email: service@cathaysecurities.com Address: 40 Wall Street, Suite 3600 New York, NY 10005 Issuer: Skycorp Solar Group Email: ir@skycorpgroup.com Address: Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 Contact Information Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.